UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

2012 THIRD-QUARTER AND FIRST NINE-MONTH RESULTS
	Third Quarter				YTD
	2012	2011	Reported Δ%	Excluding M&A Effects Δ%(5)	2012	2011	Reported Δ%	Excluding M&A Effects Δ%(5)
Total Revenues	36,193	30,077	20.3%	9.6%	106,202	85,894	23.6%	13.6%
Gross Profit	16,986	13,915	22.1%		48,983	39,497	24.0%
Operating Income	5,487	4,334	26.6%	18.0%	14,545	12,690	14.6%	7.4%
Net Controlling Interest Income	3,543	2,308	53.5%		8,923	7,364	21.2%
Operative cash flow(1)	6,990	5,498	27.1%	17.2%	19,012	15,839	20.0%	11.2%
Net Debt (2)	9,449	10,344	-8.7%
Net Debt / Operative cash flow(3)	0.36	0.44
Operative cash flow/ Interest Expense, net(3)	18.46	21.31
Earnings per Share (3)	6.12	5.76
Capitalization (4)	17.5%	20.5%
Expressed in millions of Mexican pesos.
(1) Operative cash flow = Operating income + Depreciation + Amortization & Other operative Non-cash Charges. See reconciliation table on page 8 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + shareholders' equity)

(5) Excluding M&A Effects means, with respect to a year-o ver-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance o four business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

        Reported total revenues reached Ps. 36,193 million in the third quarter of 2012, an increase of 20.3% as compared to the third quarter of 2011, mainly as a result of double-digit revenue growth in both divisions, including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican territories. Excluding the recently merged territories in Mexico, total revenues increased 9.6%.

        Reported consolidated operating income grew 26.6% to Ps. 5,487 million for the third quarter of 2012, driven by double-digit growth in both divisions and the integration of the new territories in Mexico. Our reported operating margin expanded 80 basis points to 15.2% in the third quarter of 2012. Excluding the recently merged territories, operating income grew 18.0%.

        The smooth integration of the recently merged territories in Mexico and the enhancement of the combined operational structure based on our integration plan have allowed us to increase the net synergy target from Ps. 800 million to Ps. 900 million, to be captured at the operative cash flow level as of 2014.

        Reported consolidated net controlling interest income grew 53.5% to Ps. 3,543 million in the third quarter of 2012.

Mexico City (October 24, 2012), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the third quarter of 2012.

"After facing a very tough commodity and volatile currency environment over the past several quarters, we look forward to a strong close of the year. Among our initiatives, we continue to introduce innovative products and packages, including the Fuze Tea brand, to build an even more robust non-carbonated beverage portfolio. We have rolled out our new commercial model across all of our franchise territories. We also continue to identify additional synergies in our newly merged territories, underscoring the proven capability of our operators to integrate new franchises efficiently and effectively. With our industry's increasing level of sophistication, our company continually develops new skills and abilities to rise to the occasion, transforming challenges into opportunities. Indeed, as we approach the final part of the year, we are confident that our company will continue to work towards meeting the business plan that we established at the beginning of the year, creating value for all of our shareholders," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

October 24, 2012	Page 1

CONSOLIDATED RESULTS

Our reported total revenues increased 20.3% to Ps. 36,193 million in the third quarter of 2012, compared to the third quarter of 2011 as a result of double-digit total revenue growth in both divisions, including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations(1). Excluding the recently integrated territories in Mexico, total revenues grew 9.6%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues grew 13.1%, driven by average price per unit case growth in every territory and volume growth mainly in Mexico, Venezuela, Brazil and Central America.

Reported total sales volume increased 17.6% to reach 759.4 million unit cases in the third quarter of 2012 as compared to the same period in 2011. Excluding the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, volumes increased 1.2% to reach 653.6 million unit cases. On the same basis, the still beverage category grew 15.0%, mainly driven by the introduction of the Jugos del Valle line of business in Venezuela and a double-digit volume growth in this category in Mexico and Central America. In addition and excluding the newly merged territories, our sparkling beverage category grew low single-digits and our bottled water portfolio grew 7.4%. These increases compensated for a 2.4% decline in our bulk water business.

Our reported gross profit increased 22.1% to Ps. 16,986 million in the third quarter of 2012, as compared to the third quarter of 2011. Lower PET and sugar prices in most of our territories were partially compensated by the depreciation of the average exchange rate of the Brazilian real(2), the Argentine peso(2) and the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.9%, an expansion of 60 basis points as compared to the third quarter of 2011. Excluding the integration of the newly merged territories, gross margin expanded 90 basis points as compared with the third quarter of 2011.

Our reported operating income increased 26.6% to Ps. 5,487 million in the third quarter of 2012, driven by double-digit operating income growth in both divisions, and including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. Our reported operating margin reached 15.2% in the third quarter of 2012, as compared with 14.4% in the same period of 2011, an expansion of 80 basis points. Excluding the integration of the recently merged territories in Mexico, operating income increased 18.0%. On the same basis, operating expenses increased in the third quarter of 2012, mainly as a result of (i) higher labor costs in Venezuela, (ii) higher labor and freight costs in Argentina and Brazil, (iii) additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models and (iv) certain investments related, among others, to the development of new lines of business and categories. Excluding the recently merged territories, operating margin expanded 110 basis points as compared with third quarter of 2011.

Our comprehensive financing result in the third quarter of 2012 recorded an expense of Ps. 20 million as compared to an expense of Ps. 355 million in the same period of 2011. This difference was mainly driven by a foreign exchange gain as a result of the quarterly appreciation(3) of the Mexican peso as applied to a higher US dollar-denominated net debt position.

During the third quarter of 2012, income tax, as a percentage of income before taxes, was 31.8% as compared to 35.1% in the same period of 2011. The difference was mainly driven by the recording of a tax on shareholders equity in our Colombian subsidiary during the third quarter of 2011.

Our reported consolidated net controlling interest income grew 53.5% to Ps. 3,543 million in the third quarter of 2012. Earnings per share (EPS) in the third quarter of 2012 were Ps. 1.74 (Ps. 17.45 per ADS) computed on the basis of 2,030.5 million shares (each ADS represents 10 local shares).

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011, Grupo CIMSA’s results as of December, 2011 and Grupo Fomento Queretano’s results as of May, 2012
(2) See page 12 for average and end of period exchange rates for the third quarter and first nine months of 2012
(3) This calculation is performed using the end-of-period exchange rate as of September 2012 as compared with the end-of-period exchange rate as of June 2012

October 24, 2012	Page 2

BALANCE SHEET

As of September 30, 2012, we had a cash balance of Ps. 11,163 million, including US$ 280 million denominated in U.S. dollars, a decrease of Ps. 1,010 million compared to December 31, 2011. This difference was mainly driven by the payment at maturity of one of our Certificados Bursátiles in the amount of Ps. 3,000 million during March, 2012 and the payment of our dividend in the amount of Ps. 5,625 million during May, 2012; net of the cash generated by our operations and debt assumed during the second quarter of 2012.

As of September 30, 2012, total short-term debt was Ps. 1,606 million and long-term debt was Ps. 19,006 million. Total debt decreased by Ps. 1,905 million, compared to year end 2011. Net debt decreased Ps. 895 million compared to year end 2011. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 715 million.

The weighted average cost of debt for the quarter was 6.1%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2012.

Currency	% Total Debt	% Interest Rate Floating(1)(2)
Mexican pesos	46.2%	29.9%
U.S. dollars	44.5%	9.4%
Colombian pesos	4.3%	100.0%
Brazilian reals	0.4%	0.0%
Argentine pesos	4.7%	14.8%

(1) After giving effect to interest rate swaps
(2) Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2012	2013	2014	2015	2016	2017 +
% of Total Debt	3.0%	6.1%	21.6%	13.8%	12.1%	43.4%

Consolidated Cash Flow

Starting the third quarter of 2012, Coca-Cola FEMSA encourages the reader to refer to the cash flow statement contained in our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This cash flow is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

We would like to remind the reader that the cash flow statement is presented on a historical basis, whereas the balance sheet is presented in nominal terms. Certain differences resulting from calculations performed with the information contained in the balance sheet may differ from items shown in the cash flow statement. These differences are presented separately as a part of the Translation Effect in the cash flow statement in accordance with International Financial Reporting Standards.

October 24, 2012	Page 3

MEXICO & CENTRAL AMERICA DIVISION OPERATING RESULTS (Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Coca-Cola FEMSA is including the results of Grupo Tampico as of October 2011, Grupo CIMSA as of December 2011and Grupo Fomento Queretano as of May 2012 in the Company’s Mexico & Central America divisions’ operating results.

Revenues

Reported total revenues from our Mexico and Central America division increased 34.8% to Ps. 16,899 million in the third quarter of 2012, as compared to the same period in 2011, supported by the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations(1). Excluding the recently integrated territories in Mexico, total revenues grew 9.0%. On the same basis, increased average price per unit case, mainly reflecting selective price increases across our product portfolio, implemented over the past several months, accounted for almost 85% of incremental revenues. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased 8.0%.

Reported total sales volume increased 30.4% to 478.1 million unit cases in the third quarter of 2012, as compared to the third quarter of 2011. Excluding the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, volumes increased 1.5% to 372.2 million unit cases. On the same basis, the sparkling beverage category grew 1.7% driven by a 2% growth of the Coca-Cola brand and the performance of the Sidral Mundet brand in Mexico. Still beverages grew 11.6% mainly driven by the Jugos del Valle line of products in Mexico, the performance of Powerade and Fuze Tea in the division and the incorporation of the Estrella Azul portfolio in Central America. Our bottled water portfolio grew 5.6%. These increases compensated for the 4.5% decline in the bulk water business.

Operating Income

Our reported gross profit increased 34.3% to Ps. 8,058 million in the third quarter of 2012 as compared to the same period in 2011. Lower PET and sugar prices were partially offset by the depreciation of the average exchange rate of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 47.7% in the third quarter of 2012, as compared with 47.9% in the same period of the previous year. Excluding the integration of the newly merged territories, gross margin expanded 50 basis points as compared with the third quarter of 2011.

Reported operating income increased 44.0% to Ps. 2,694 million in the third quarter of 2012, compared to Ps. 1,871 million in the same period of 2011. Our reported operating margin was 15.9% in the third quarter of 2012, as compared with 14.9% in the same period of 2011, an expansion of 100 basis points. Excluding the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, operating income increased 23.9%. On the same basis, operating expenses increased mainly as a result of (i) additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models and (ii) certain investments related, among others, to the development of new lines of business and categories. Excluding the recently merged territories, operating margin expanded 210 basis points as compared with the third quarter of 2011.

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011, Grupo CIMSA’s results as of December, 2011 and Grupo Fomento Queretano’s results as of May, 2012
(2) See page 12 for average and end of period exchange rates for the third quarter and first nine months of 2012

October 24, 2012	Page 4

SOUTH AMERICA DIVISION OPERATING RESULTS (Colombia, Venezuela, Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Reported total revenues were Ps. 19,294 million in the third quarter of 2012, an increase of 10.0% as compared to the same period of 2011 mainly as a result of double-digit total revenue growth in Venezuela, Argentina and Colombia, and despite the negative translation effect as a result of the devaluation of the Brazilian real(1). Excluding beer, which accounted for Ps. 963 million during the quarter, revenues increased 10.4% to Ps. 18,331 million. Excluding beer, higher average prices per unit case across our operations accounted for close to 95% of incremental revenues. On a currency neutral basis, total revenues increased 16.8%.

Reported total sales volume in our South America division increased 0.8% to 281.3 million unit cases in the third quarter of 2012 as compared to the same period of 2011, as a result of volume growth in Venezuela and Brazil, and flat volumes in Argentina and Colombia. The still beverage category grew 21.1%, mainly driven by the introduction of the Jugos del Valle line of business in Venezuela and its continued success in Brazil. Our water portfolio, including bulk water, grew 9.9%. This increases compensated for a slight decrease in our sparkling beverage category.

Operating Income

Reported gross profit reached Ps. 8,928 million, an increase of 12.8% in the third quarter of 2012, as compared to the same period of 2011. Lower cost of PET and sugar across the division were partially offset by the depreciation of the average exchange rate of the Brazilian real(1) and the Argentine peso(1) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.3% in the third quarter of 2012, an expansion of 120 basis points as compared to the same period of 2011.

Our reported operating income increased 13.4% to Ps. 2,793 million in the third quarter of 2012, compared to the same period of 2011. Reported operating expenses increased 14.7%, mainly as a result of higher labor costs in Venezuela, in combination with higher labor and freight costs in Argentina and Brazil. Our reported operating margin was 14.5% in the third quarter of 2012, an expansion of 50 basis points, as compared with the same period of 2011.

(1) See page 12 for average and end of period exchange rates for the third quarter and first nine months of 2012

October 24, 2012	Page 5

SUMMARY OF NINE-MONTH RESULTS

Our reported consolidated total revenues increased 23.6% to Ps. 106,202 million in the first nine months of 2012, as compared to the same period of 2011, as a result of double-digit total revenue growth in both divisions, including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations.(1) Excluding the recently integrated territories in Mexico, total revenues grew 13.6%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased 14.3% in the first nine months of 2012.

Reported total sales volume increased 16.5% to 2,232.7 million unit cases in the first nine months of 2012, as compared to the same period in 2011. Excluding the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, volumes grew 1.8% to 1,950.9 million unit cases. On the same basis, the sparkling beverage category grew 1.7%, driven by growth of the Coca-Cola brand and a 4% growth in flavored sparkling beverages. In addition and excluding the newly merged territories, the still beverage category grew 13.3%, mainly driven by the performance of the Jugos del Valle line of business across our territories, the continued growth of Powerade, and the successful launch of Fuze Tea. Our bottled water portfolio grew 3.2%. These increases more than compensated for a 4.3% decline in our bulk water business.

Our reported gross profit increased 24.0% to Ps. 48,983 million in the first nine months of 2012, as compared to the same period of 2011. Lower PET costs were partially compensated by higher sweetener prices in most of our territories in combination with the depreciation of the average exchange rate of the Brazilian real,(2) the Mexican peso(2) and the Argentine peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.1%, a 10 basis points expansion as compared to the same period of 2011.

Our reported consolidated operating income increased 14.6% to Ps. 14,545 million in the first nine months of 2012, as compared to the same period of 2011, mainly driven by double-digit operating income growth in both divisions, including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. Our reported operating margin was 13.7% for the first nine months of 2012, as compared to 14.8% in the same period of 2011. Excluding the integration of the recently merged territories in Mexico, operating income grew 7.4%. On the same basis, operating expenses increased mainly as a result of (i) higher labor costs in Venezuela, and higher labor and freight costs in Argentina and Brazil, (ii) continued marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across our territories, (iii) additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models and (iv) certain investments related, among others, to the development of new lines of business and categories.

Our consolidated net controlling interest income increased 21.2 % to Ps. 8,923 million in the first nine months of 2012 as compared to the same period of 2011. Earnings per share (EPS) in the first nine months of 2012 were Ps. 4.44 (Ps. 44.38 per ADS) computed on the basis of 2,010.5 million shares(3) outstanding (each ADS represents 10 local shares).

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011, Grupo CIMSA’s results as of December, 2011 and Grupo Fomento Queretano’s results as of May, 2012
(2) See page 12 for average and end of period exchange rates for the third quarter and first nine months of 2012
(3) According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

October 24, 2012	Page 6

RECENT DEVELOPMENTS

As of September 3, 2012, as a consequence of the increased liquidity of the KOF series L shares in the Mexican market, Coca-Cola FEMSA was included in the IPC Index of the Bolsa Mexicana de Valores (“BMV”). The BMV, based on its new methodology, ranked KOF as number 11 out of the 35 companies included in this Index, with a weight of 2.84% of the new sample.

During the second quarter of 2012, as a consequence of a change in the Labor Law in Venezuela and its changes to labor tenure, among other areas, we registered a one-time provision, which was included in our other net non-operating expenses line. All corporations with operations in Venezuela and reporting under IFRS are in the process of calculating the potential liability as of December 31, 2012 based on an actuarial method determined by these accounting standards.

CONFERENCE CALL INFORMATION

Our third-quarter 2012 Conference Call will be held on October 24, 2012, at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-299-6183 or International: 617-801-9713. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com If you are unable to participate live, an instant replay of the conference call will be available through October 30, 2012. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 27299261.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 37 bottling facilities in Latin America and serves close to 1,800,000 retailers in the region.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

October 24, 2012	Page 7

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	3Q 12	% Rev	3Q 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)	YTD 12	% Rev	YTD 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)

Volume (million unit cases) (2)	759.4		645.9		17.6%	1.2%	2,232.7		1,916.4		16.5%	1.8%
Average price per unit case (2)	46.18		44.89		2.9%	8.5%	46.01		43.22		6.4%	11.7%
Net revenues	36,033		29,936		20.4%		105,621		85,500		23.5%
Other operating revenues	160		141		13.5%		581		394		47.5%
Total revenues	36,193	100%	30,077	100%	20.3%	9.6%	106,202	100%	85,894	100%	23.6%	13.6%
Cost of goods sold	19,207	53.1%	16,162	53.7%	18.8%		57,219	53.9%	46,397	54.0%	23.3%
Gross profit	16,986	46.9%	13,915	46.3%	22.1%		48,983	46.1%	39,497	46.0%	24.0%
Operating expenses	11,583	32.0%	9,409	31.3%	23.1%		34,535	32.5%	26,596	31.0%	29.9%
Other operative expenses, net	(84)	-0.2%	172	0.6%	-148.8%		(97)	-0.1%	211	0.2%	-146.0%
Operating income (3)	5,487	15.2%	4,334	14.4%	26.6%	18.0%	14,545	13.7%	12,690	14.8%	14.6%	7.4%
Other non operative expenses, net	87		99		-12.1%		576		211		173.0%
Interest expense	425		460		-7.6%		1,344		1,204		11.6%
Interest income	68		201		-66.2%		269		445		-39.6%
Interest expense, net	357		259		37.8%		1,075		759		41.6%
Foreign exchange gain	(355)		(188)		88.8%		(430)		(107)		301.9%
(Gain) loss on monetary position in Inflationary subsidiries	(4)		3		-233.3%		(20)		(22)		-9.1%
Market value loss on ineffective portion of derivative instruments	22		281		-92.2%		10		234		-95.7%
Comprehensive financing result	20		355		-94.4%		635		864		-26.5%
Income before taxes	5,380		3,880		38.7%		13,334		11,615		14.8%
Income taxes	1,712		1,362		25.7%		4,036		3,823		5.6%
Consolidated net income	3,668		2,518		45.7%		9,298		7,792		19.3%
Net controlling interest income	3,543	9.8%	2,308	7.7%	53.5%		8,923	8.4%	7,364	8.6%	21.2%
Net non-controlling interest income	125		210		-40.5%		375		428		-12.4%
Operating income (3)	5,487	15.2%	4,334	14.4%	26.6%	18.0%	14,545	13.7%	12,690	14.8%	14.6%	7.4%
Depreciation	1,353		920		47.1%		3,788		2,716		39.5%
Amortization and other operative non-cash charges	150		244		-38.5%		679		433		56.8%
Operative cash flow (3)(4)	6,990	19.3%	5,498	18.3%	27.1%	17.2%	19,012	17.9%	15,839	18.4%	20.0%	11.2%

(1) Except volume and average price per unit case figures
(2) Sales volume and average price per unit case exclude beer results
(3) T he Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges
(5) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitionsand divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability
As of October 2011, we integrated Grupo Tampico in the operations of Mexico
As of December 2011, we integrated Grupo CIMSA in the operations of Mexico
As of May 2012, we integrated Grupo Fomento Queretano in the operations of Mexico

As a result of the regular quarterly review procedures that we perform together with our external auditors, we identified certain adjustments that have been included in the financial information regarding 2011 figures presented in this press release. As such, this information differs from the financial information presented under International Financial Reporting Standards (“IFRS”) in the document released on March 29, 2012, which contained unaudited information.

October 24, 2012	Page 8

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
Assets		Sep 12		Dec 11
Current Assets
Cash, cash equivalents and marketable securities	Ps.	11,163	Ps.	12,173
Total accounts receivable		7,814		8,631
Inventories		8,143		7,549
Other current assets		4,161		3,685
Total current assets		31,281		32,038
Property, plant and equipment
Property, plant and equipment		66,909		64,514
Accumulated depreciation		(27,868)		(26,703)
Total property, plant and equipment, net		39,041		37,811
Other non-current assets		75,825		70,467
Total Assets	Ps.	146,147	Ps.	140,316

Liabilities and Equity		Sep 12		Dec 11
Current Liabilities
Short-term bank loans and notes	Ps.	1,606	Ps.	5,541
Suppliers		12,189		11,852
Other current liabilities		9,193		7,697
Total Current Liabilities		22,988		25,090
Long-term bank loans		19,006		16,976
Other long-termliabilities		5,098		5,354
Total Liabilities		47,092		47,420
Equity
Non-controlling interest		2,712		3,053
Total controlling interest		96,343		89,843
Total equity		99,055		92,896
Liabilities and Equity	Ps.	146,147	Ps.	140,316

As a result of the regular quarterly review procedures that we perform together with our external auditors, we identified certain adjustments that have been included in the financial information regarding 2011 figures presented in this press release. As such, this information differs from the financial information presented under International Financial Reporting Standards (“IFRS”) in the document released on March 29, 2012, which contained unaudited information.

October 24, 2012	Page 9

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	3Q 12	% Rev	3Q 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)	YTD 12	% Rev	YTD 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)

Volume (million unit cases)	478.1		366.7		30.4%	1.5%	1,395.0		1,100.5		26.8%	1.2%
Average price per unit case	35.18		34.05		3.3%	7.3%	34.91		33.69		3.6%	7.1%
Net revenues	16,822		12,486		34.7%		48,695		37,077		31.3%
Other operating revenues	77		46		67.4%		290		108		168.5%
Total revenues	16,899	100.0%	12,532	100.0%	34.8%	9.0%	48,985	100.0%	37,185	100.0%	31.7%	8.6%
Cost of goods sold	8,841	52.3%	6,533	52.1%	35.3%		25,764	52.6%	19,197	51.6%	34.2%
Gross profit	8,058	47.7%	5,999	47.9%	34.3%		23,221	47.4%	17,988	48.4%	29.1%
Operating expenses	5,385	31.9%	4,004	32.0%	34.5%		15,963	32.6%	11,763	31.6%	35.7%
Other operative expenses, net	(21)	-0.1%	124	1.0%	-116.9%		15	0.0%	138	0.4%	-89.1%
Operating income (2)	2,694	15.9%	1,871	14.9%	44.0%	23.9%	7,243	14.8%	6,087	16.4%	19.0%	3.9%
Depreciation, amortization & other operative non-cash charges	841	5.0%	606	4.8%	38.8%		2,327	4.8%	1,547	4.2%	50.4%
Operative cash flow (2)(3)	3,535	20.9%	2,477	19.8%	42.7%	20.8%	9,570	19.5%	7,634	20.5%	25.4%	7.0%
(1) Except volume and average price per unit case figures
(2) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(3) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges
(4) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitionsand divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability
As of October 2011, we integrated Grupo Tampico in the operations of Mexico
As of December 2011, we integrated Grupo CIMSA in the operations of Mexico
As of May 2012, we integrated Grupo Fomento Queretano in the operations of Mexico

South America Division
Expressed in millions of Mexican pesos(1)

	3Q 12	% Rev	3Q 11	% Rev	Δ%	YTD 12	% Rev	YTD 11	% Rev	Δ%
Volume (million unit cases) (2)	281.3		279.2		0.8%	837.7		815.9		2.7%
Average price per unit case (2)	64.87		59.14		9.7%	64.49		56.08		15.0%
Net revenues	19,211		17,450		10.1%	56,926		48,423		17.6%
Other operating revenues	83		95		-12.6%	291		286		1.7%
Total revenues	19,294	100.0%	17,545	100.0%	10.0%	57,217	100.0%	48,709	100.0%	17.5%
Cost of goods sold	10,366	53.7%	9,629	54.9%	7.7%	31,455	55.0%	27,200	55.8%	15.6%
Gross profit	8,928	46.3%	7,916	45.1%	12.8%	25,762	45.0%	21,509	44.2%	19.8%
Operating expenses	6,198	32.1%	5,405	30.8%	14.7%	18,572	32.5%	14,833	30.5%	25.2%
Other operative expenses, net	(63)	-0.3%	48	0.3%	-231.3%	(112)	-0.2%	73	0.1%	-253.4%
Operating income (3)	2,793	14.5%	2,463	14.0%	13.4%	7,302	12.8%	6,603	13.6%	10.6%
Depreciation, amortization & other operative non-cash charges	662	3.4%	558	3.2%	18.6%	2,140	3.7%	1,602	3.3%	33.6%
Operative cash flow (3)(4)	3,455	17.9%	3,021	17.2%	14.4%	9,442	16.5%	8,205	16.8%	15.1%
(1) Except volume and average price per unit case figures
(2) Sales volume and average price per unit case exclude beer results
(3) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges

As a result of the regular quarterly review procedures that we perform together with our external auditors, we identified certain adjustments that have been included in the financial information regarding 2011 figures presented in this press release. As such, this information differs from the financial information presented under International Financial Reporting Standards (“IFRS”) in the document released on March 29, 2012, which contained unaudited information.

October 24, 2012	Page 10

SELECTED INFORMATION

For the three months ended September 30, 2012 and 2011

Expressed in millions of Mexican pesos

	3Q 12		3Q 11
Capex	2,578.0	Capex	1,786.7
Depreciation	1,353.0	Depreciation	920.0
Amortization & Other non-cash charges	150.0	Amortization & Other non-cash charges	244.0

VOLUME
Expressed in million unit cases

	3Q 12					3Q 11
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	318.8	20.6	79.7	22.7	441.8	248.0	15.1	52.0	16.2	331.3
Central America	30.8	1.8	0.1	3.6	36.3	30.5	1.6	0.1	3.2	35.4
Mexico & Central America	349.6	22.4	79.8	26.3	478.1	278.5	16.7	52.1	19.4	366.7
Colombia	46.8	5.4	7.5	4.2	63.9	48.3	4.7	7.1	4.1	64.2
Venezuela	45.8	2.4	0.7	3.4	52.3	47.2	2.2	0.5	1.2	51.1
Brazil	103.0	6.2	0.7	5.7	115.6	103.3	5.5	0.4	5.3	114.5
Argentina	44.7	2.5	0.2	2.1	49.5	44.3	2.7	0.2	2.2	49.4
South America	240.3	16.5	9.1	15.4	281.3	243.1	15.1	8.2	12.8	279.2
Total	589.9	38.9	88.9	41.7	759.4	521.6	31.8	60.3	32.2	645.9
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water (2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the third quarter 2012 results includes Grupo Tampico´s, Grupo CIMSA’s and Grupo Fomento Queretano’s results, accounting for 105.8 million unit cases, of which 62.7% is Sparkling Beverages, 4.5% is Water, 28.4% is Bulk Water and 4.4% is Still Beverages.

SELECTED INFORMATION

For the nine months ended September 30, 2012 and 2011

Expressed in millions of Mexican pesos

					YTD 12					YTD 11
	Capex				5,803.7	Capex				4,299.2
	Depreciation				3,788.0	Depreciation				2,716.0
	Amortization & Other non-cash charges				679.0	Amortization & Other non-cash charges				433.0
				203.6				978.5
								-978.5
VOLUME Expressed in million unit cases

	YTD 12					YTD 11
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	918.5	65.3	233.4	66.7	1,283.9	730.3	50.5	162.9	50.6	994.3
Central America	94.5	5.7	0.3	10.6	111.1	90.9	5.5	0.2	9.6	106.2
Mexico & Central America	1,013.0	71.0	233.7	77.3	1,395.0	821.2	56.0	163.1	60.2	1,100.5
Colombia	136.3	15.7	20.8	12.2	185.0	139.5	15.0	20.9	12.2	187.6
Venezuela	132.8	6.4	1.6	9.5	150.3	125.4	5.7	1.5	3.1	135.7
Brazil	308.8	18.4	2.2	17.3	346.7	309.7	17.3	1.7	15.7	344.4
Argentina	139.6	9.1	0.5	6.5	155.7	133.3	8.3	0.6	6.0	148.2
South America	717.5	49.6	25.1	45.5	837.7	707.9	46.3	24.7	37.0	815.9
Total	1,730.5	120.6	258.8	122.8	2,232.7	1,529.1	102.3	187.8	97.2	1,916.4
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water (2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the first nine months of 2012 results includes Grupo Tampico´s, Grupo CIMSA’s and Grupo Fomento Queretano’s results, accounting for 281.6 million unit cases, of which 62.1% is Sparkling Beverages, 5.3% is Water, 28.1% is Bulk Water and 4.5% is Still Beverages.

October 24, 2012	Page 11

September 2012
Macroeconomic Information

		Inflation (1)
		LTM	3Q 2012	YTD

	Mexico	4.77%	1.31%	2.12%
	Colombia	3.08%	0.31%	2.31%
	Venezuela	18.02%	3.71%	11.48%
	Brazil	5.28%	1.42%	3.77%
	Argentina	10.01%	2.59%	7.78%

	(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	3Q 12	3Q 11	Δ%	YTD 12	YTD 11	Δ%

Mexico	13.1932	12.2647	7.6%	13.2410	12.0281	10.1%
Guatemala	7.8913	7.8159	1.0%	7.8190	7.7785	0.5%
Nicaragua	23.6885	22.5593	5.0%	23.4023	22.2865	5.0%
Costa Rica	504.6911	512.5221	-1.5%	509.6392	509.7301	0.0%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,797.9857	1,794.2610	0.2%	1,795.2168	1,823.0609	-1.5%
Venezuela	4.3000	4.3000	0.0%	4.3000	4.3000	0.0%
Brazil	2.0287	1.6369	23.9%	1.9200	1.6333	17.6%
Argentina	4.6110	4.1666	10.7%	4.4669	4.0873	9.3%

End of Period Exchange Rates

		Exchange Rate (local currency per USD)
		Sep 12	Sep 11	Δ%

	Mexico	12.8521	13.4217	-4.2%
	Guatemala	7.9572	7.8686	1.1%
	Nicaragua	23.8314	22.6958	5.0%
	Costa Rica	503.3100	519.8700	-3.2%
	Panama	1.0000	1.0000	0.0%
	Colombia	1,800.5200	1,915.1000	-6.0%
	Venezuela	4.3000	4.3000	0.0%
	Brazil	2.0306	1.8544	9.5%
	Argentina	4.6970	4.2050	11.7%

October 24, 2012	Page 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 24, 2012